Exhibit 99.4

LEIFRAS Co., Ltd. Reports First Half of Fiscal Year 2026 Financial Results

Record-High First-Half Revenue and Operating Income, Up 8.9% and 35.9% Year Over Year, Respectively[1]

TOKYO, October 7, 2026 /PRNewswire/ – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, and a leading operator of children’s sports schools and school club activity support businesses in Japan, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half of Fiscal Year 2026 Financial Highlights

●	Revenue was JPY5,978.8 million ($36.8 million), an increase of 8.9% from JPY5,488.8 million for the same period last year.

●	Income from operations was JPY92.3 million ($0.6 million), an increase of 35.9% from JPY67.9 million for the same period last year.

●	Net income was JPY77.1 million ($0.5 million), an increase of 43.5% from JPY53.7 million for the same period last year.

●	Adjusted income from operations was JPY139.7 million ($0.9 million), an increase of 105.6% from JPY67.9 million for the same period last year.

●	Basic and diluted earnings per share were JPY2.95 ($0.02), compared to JPY2.16 for the same period last year.

First Half of Fiscal Year 2026 Operational Highlights

Sports School Business

●	Number of members was 68,873, a decrease of 0.9% from 69,500 as of June 30, 2025.

●	Revenue of the sports school business was JPY4,148.5 million ($25.5 million), an increase of 5.4% from JPY3,937.7 million for the same period last year.

Social Business

●	Number of schools was 478, an increase of 37.0% from 349 as of June 30, 2025.

●	Number of club activities was 2,224, an increase of 6.2% from 2,095 as of June 30, 2025.

●	Revenue of the social business was JPY1,830.3 million ($11.3 million), an increase of 18.0% from JPY1,551.1 million for the same period last year.

Management Commentary

Mr. Kiyotaka Ito, the Representative Director and Chief Executive Officer of Leifras, commented, “We are pleased to report continued strong financial performance in the first half of fiscal year 2026. Both our sports school business and social business achieved revenue growth, contributing to an 8.9% year-over-year increase in total revenue, a record-high[1]. Profitability also continued to improve, with higher gross profit margin contributing to a 35.9% increase in income from operations and a 43.5% increase in net income.

“In our core sports school business, we remain committed to delivering our distinctive educational services that foster children’s non-cognitive skills. Meanwhile, our social business continued to grow as we expanded our efforts to support local sports environments, increasing the number of contracted schools for club activity support to 478, up 37.0% year over year. We will continue to draw on the people and expertise we have developed through sports education to support children’s growth, address challenges facing local communities, and sustainably enhance corporate value.”

Financial Condition

●	As of June 30, 2026, the Company had cash and cash equivalents of JPY2,591.8 million ($15.9 million), compared to JPY2,524.1 million as of December 31, 2025.

●	Net cash provided by operating activities was JPY252.7 million ($1.6 million) for the six months ended June 30, 2026, compared to JPY312.8 million for the same period last year.

●	Net cash used in investing activities was JPY213.0 million ($1.3 million) for the six months ended June 30, 2026, compared to JPY47.2 million for the same period last year.

●	Net cash provided by financing activities was JPY28.0 million ($0.2 million) for the six months ended June 30, 2026, compared to net cash used in financing activities of JPY306.1 million for the same period last year.

Financial Guidance

●	Revenue is expected to be between $82.9 million and $95.7 million for the fiscal year ending December 31, 2026, an increase of approximately 10.8% to 27.9% from $74.8 million for the fiscal year ended December 31, 2025.

●	Income from operations is expected to be between $4.5 million and $5.4 million for the fiscal year ending December 31, 2026, an increase of approximately 13.2% to 33.9% from $4.0 million for the fiscal year ended December 31, 2025.

The guidance includes the results of Well Resources (from May 1, 2026), Tokai Sports (from June 1, 2026) and SWIFT JAPAN (from July 1, 2026). It does not assume any further business acquisitions, restructuring activities or legal settlements during the period. The guidance is translated at the FY2025 assumed exchange rate of US$1 = JPY156.80, the same rate used in the first quarter, to eliminate the impact of foreign exchange volatility. This rate will be used for the guidance throughout fiscal 2026.

Conference Call Information

The Company will host an English-language conference call at 8:30 a.m. U.S. Eastern Time (9:30 p.m. Japan Standard Time) on October 8, 2026, and a Japanese-language conference call at 3:00 a.m. U.S. Eastern Time (4:00 p.m. Japan Standard Time) on October 9, 2026.

To attend the earnings conference calls, please use the following access information.

Dial-in details for the English-language conference call:

Date:	October 8, 2026
Time:	8:30 a.m. U.S. Eastern Time (9:30 p.m. Japan Standard Time)
International:	1-412-902-4272
USA/CANADA TOLL-FREE:	1-888-346-8982
Conference ID:	Leifras Co., Ltd.
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=bdQ8V0Li

Dial-in details for the Japanese-language conference call:

Date:	October 9, 2026
Time:	3:00 a.m. U.S. Eastern Time (4:00 p.m. Japan Standard Time)
Registration:	https://zoom.us/webinar/register/WN_JUTCspQ2QqGvyKLp5vCfqA

Please dial in at least 15 minutes before the commencement of the English-language call to ensure timely participation.

A live webcast of the English-language conference call will be available through the webcast link above.

Exchange Rate Information

This announcement contains translations of certain Japanese Yen (“JPY”) amounts into U.S. dollars (“USD” or “$”) for the convenience of the reader. Translations of historical financial amounts from JPY into USD have been made at the exchange rate of JPY162.61 = $1.00, the noon buying rate as of June 30, 2026 published in the H.10 statistical release of the United States Federal Reserve Board.

Note: [1] Record high for the corresponding six-month period in US-GAAP figures since fiscal year 2023.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. Leifras was recognized as Japan’s largest operator of children’s sports schools in terms of both membership and number of schools, as well as the leading provider of school club activity support in terms of the number of contracted schools, according to Tokyo Shoko Research as of December 2025. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” Its holistic approach integrates physical and mental development. Building on its experience and expertise in sports education, Leifras also operates a social business that supports school club activities, provides sports therapy for children with developmental disabilities, and offers exercise programs for the elderly. As of June 30, 2026, the Company supported 2,224 club activities at 478 schools.

For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Non-GAAP Financial Measures

The Company discusses a key financial measure that is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) to supplement its unaudited interim condensed consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled to its most directly comparable financial measure determined in accordance with GAAP as follows:

Non-GAAP Financial Measures and Reconciliation

Adjusted INCOME FROM OPERATIONS

	For the Six Months Ended June 30,
	2025	2026	2026
	JPY	JPY	US$
INCOME FROM OPERATIONS	67,929,244	92,309,685	567,676
Plus: acquisition-related costs(a)	-	47,365,619	291,284
Adjusted INCOME FROM OPERATIONS	67,929,244	139,675,304	858,960

(a)	Represents acquisition-related costs incurred in connection with the Company’s acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of the Company’s core operating performance.

The Company’s primary non-GAAP financial measure and corresponding metrics reflect how the Company evaluates the Company’s current and prior year operating results. As new events or circumstances arise, these definitions could change. When the Company’s definitions change, the Company provides the updated definitions. When items no longer impact the Company’s current or future presentation of non-GAAP operating results, the Company removes these items from the Company’s non-GAAP definitions.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP (collectively referred to as the “non-GAAP financial measures”), and the use of the term adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. The Company believes the non-GAAP financial measure provides investors with useful information with respect to the Company’s historical operations. The Company presents the non-GAAP financial measure as a supplemental performance measure because the Company believes it facilitates a comparative assessment of the Company’s operating performance relative to the Company’s performance based on the Company’s results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows the Company to assess the Company’s performance without the impact of the specifically identified items that the Company believes do not directly reflect the Company’s core operations, including acquisition-related costs and other items that management does not consider reflective of the Company’s core operating performance. The non-GAAP financial measure also functions as a key performance indicator used to evaluate the Company’s operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

As the Company’s initial public offering was completed during the fiscal year ended December 31, 2025, and the related listing-related and transformational expenses were specific to the Company’s initial public offering and related transformation activities, the Company does not expect to incur such expenses in the fiscal year ending December 31, 2026 or future periods. Accordingly, beginning with the fiscal year ending December 31, 2026, the Company has revised the Company’s presentation of adjusted income from operations and removed listing-related and transformational expenses from the adjustments to adjusted income from operations for all historical periods presented.

Adjusted income from operations is not a measurement of the Company’s financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, the Company’s non-GAAP financial measure should be considered together with the Company’s unaudited interim condensed consolidated financial statements, which are prepared in accordance with GAAP. The Company understands that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations are: adjusted income from operations does not fully reflect the Company’s cash expenditures, future requirements for capital expenditures or contractual commitments; adjusted income from operations does not reflect changes in, or cash requirements for, the Company’s working capital needs; adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted income from operations does not reflect any cash requirements for such replacements.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to the Company to reinvest in the growth of the Company’s business or as a measure of cash that will be available to the Company to meet the Company’s obligations.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.
Investor Relations Department
Email: IR@leifras.co.jp

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2025 JPY	2026 JPY	2026 US$
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	2,524,082,266	2,591,813,994	15,938,835
Accounts receivable, net	731,083,491	655,589,901	4,031,670
Inventories, net	21,578,477	23,882,759	146,871
Prepaid expenses	158,040,280	159,110,735	978,481
Other current assets	38,219,685	26,623,593	163,727
TOTAL CURRENT ASSETS	3,473,004,199	3,457,020,982	21,259,584

NON-CURRENT ASSETS
Property and equipment, net	96,456,471	97,668,996	600,633
Intangible assets, net	29,631,015	113,647,566	698,897
Operating lease right-of-use assets	482,694,859	480,682,783	2,956,047
Finance lease right-of-use assets	236,908,226	266,307,429	1,637,706
Long-term deposits	150,216,792	168,875,717	1,038,532
Long-term investment	5,736,500	26,986,500	165,958
Deferred tax assets, net	164,082,227	144,808,910	890,529
Goodwill	27,999,994	160,524,039	987,172
Other non-current assets	8,470,398	21,447,986	131,899
TOTAL NON-CURRENT ASSETS	1,202,196,482	1,480,949,926	9,107,373
TOTAL ASSETS	4,675,200,681	4,937,970,908	30,366,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	100,000,000	100,000,000	614,968
Current portion of long-term loans	151,030,000	75,013,000	461,306
Bond payable, current	40,000,000	80,000,000	491,975
Accounts payable	196,849,154	86,843,874	534,062
Accrued liabilities	1,160,996,435	1,190,944,650	7,323,932
Income tax payable	43,499,500	15,797,100	97,147
Contract liabilities, current	154,074,620	362,735,094	2,230,706
Operating lease liabilities, current	138,880,117	158,454,943	974,448
Finance lease liabilities, current	88,017,810	98,236,175	604,121
Other current liabilities	176,592,537	128,245,967	788,673
TOTAL CURRENT LIABILITIES	2,249,940,173	2,296,270,803	14,121,338

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	24,422,000	5,871,000	36,105
Bond payable, non-current	18,175,440	152,289,808	936,534
Contract liabilities, non-current	12,817,448	16,117,926	99,120
Operating lease liabilities, non-current	347,365,643	319,835,831	1,966,889
Finance lease liabilities, non-current	144,989,192	164,032,009	1,008,745
Assets retirement obligations	30,775,915	30,984,183	190,543
Deferred tax liabilities, net	-	28,777,638	176,973
TOTAL NON-CURRENT LIABILITIES	578,545,638	717,908,395	4,414,909
TOTAL LIABILITIES	2,828,485,811	3,014,179,198	18,536,247

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 80,000,000 shares authorized; 26,560,660 shares issued and 26,160,619 shares outstanding as of December 31, 2025 and June 30, 2026, respectively.	409,833,241	409,833,241	2,520,345
Additional paid-in capital	786,906,631	786,906,631	4,839,227
Treasury shares, 400,041 shares as of December 31, 2025 and June 30, 2026, respectively.	(100,012,265)	(100,012,265)	(615,044)
Retained earnings	749,987,263	827,064,103	5,086,182
TOTAL SHAREHOLDERS’ EQUITY	1,846,714,870	1,923,791,710	11,830,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,675,200,681	4,937,970,908	30,366,957

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended June 30,
	2025	2026	2026
	JPY	JPY	US$
NET REVENUE	5,488,810,821	5,978,787,041	36,767,647
Cost of revenue	(4,047,686,339)	(4,212,676,644)	(25,906,627)
GROSS PROFIT	1,441,124,482	1,766,110,397	10,861,020
Selling, general, and administrative expenses	(1,373,195,238)	(1,673,800,712)	(10,293,345)
INCOME FROM OPERATIONS	67,929,244	92,309,685	567,675

OTHER INCOME (EXPENSE)
Interest income	1,211,580	2,581,856	15,878
Interest expense	(9,378,973)	(5,440,318)	(33,456)
Dividend income	87,500	87,900	541
Grant income	9,399,558	17,310,392	106,453
Unrealized loss on short-term investment	(224,000)	-	-
Unrealized gain on long-term investment	-	4,665,574	28,692
Loss (Gain) on disposal of long-lived assets	(168,973)	292,080	1,796
Other income (expense), net	(20,302,598)	914,381	5,623
Total other income (expense), net	(19,375,906)	20,411,865	125,527
INCOME BEFORE INCOME TAXES	48,553,338	112,721,550	693,202

PROVISION FOR INCOME TAXES
Current	(2,788,235)	(15,999,345)	(98,391)
Deferred	7,941,095	(19,645,365)	(120,813)
Total benefit from (provision for) income taxes	5,152,860	(35,644,710)	(219,204)
NET INCOME	53,706,198	77,076,840	473,998

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	24,910,619	26,160,619	26,160,619
Diluted	24,913,619	26,163,619	26,163,619
EARNINGS PER SHARE
Basic	2.16	2.95	0.02
Diluted	2.16	2.95	0.02

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026	2026
	JPY	JPY	US$
Cash flows from operating activities
Net income	53,706,198	77,076,840	473,998
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	66,679,088	64,001,684	393,590
Provision for expected credit loss	5,788,690	2,676,936	16,462
Loss (Gain) on disposal of property and equipment	168,973	(292,080)	(1,796)
Loss on disposal of ROU asset	-	2,401	15
Provision for inventory impairment	719,481	571,851	3,517
Unrealized loss on short-term investment	224,000	-	-
Unrealized gain on long-term investment	-	(4,665,574)	(28,692)
Other non-cash expenses	215,875	5,249,247	32,281
Deferred tax expense	(7,941,095)	19,645,365	120,813
Changes in operating assets and liabilities
Accounts receivable, net	24,970,807	73,377,882	451,251
Inventories	450,516	(2,876,133)	(17,687)
Prepaid expenses	65,923,967	(1,037,620)	(6,381)
Long-term deposits	(119,850)	(18,134,685)	(111,523)
Other current assets	(8,421,744)	12,062,482	74,180
Other non-current assets	(7,728,297)	(12,977,588)	(79,808)
Accounts payable	(20,679,625)	(114,318,251)	(703,021)
Accrued liabilities	47,765,059	24,712,089	151,972
Contract liabilities	217,944,834	211,960,952	1,303,493
Operating lease liabilities	3,212,036	(5,942,925)	(36,547)
Income tax payable	(72,782,600)	(27,702,400)	(170,361)
Amount due to a director	(1,000,000)	-	-
Other current liabilities	(56,292,856)	(50,683,167)	(311,685)
Net cash provided by operating activities	312,803,457	252,707,306	1,554,070

Cash flows from investing activities
Purchase of investment securities	-	(16,584,426)	(101,989)
Purchase of property and equipment	(42,125,175)	(5,821,892)	(35,803)
Purchase of intangible assets	(5,045,000)	(8,548,150)	(52,568)
Acquisition, net of cash acquired	-	(182,039,420)	(1,119,485)
Net cash used in investing activities	(47,170,175)	(212,993,888)	(1,309,845)

Cash flows from financing activities
Payment of finance lease liabilities	(43,752,315)	(50,246,590)	(309,001)
Repayment of bank loans	(156,105,000)	(94,568,000)	(581,563)
Proceeds from bond payable	-	192,832,900	1,185,861
Repayment of bond payable	(20,000,000)	(20,000,000)	(122,994)
Payment of deferred IPO costs	(86,232,087)	-	-
Net cash (used in) provided by financing activities	(306,089,402)	28,018,310	172,304

Net (decrease) increase in cash	(40,456,120)	67,731,728	416,528
Cash at the beginning of period	2,538,554,638	2,524,082,266	15,522,307
Cash at the end of the period	2,498,098,518	2,591,813,994	15,938,835

Supplementary cash flow information
Cash paid for income taxes, net of refunds	75,570,835	38,402,329	236,162
Cash paid for interest expenses	8,637,073	3,800,582	23,372
Non-cash financing and investing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	270,231,476	90,595,070	557,131
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	68,425,346	79,603,279	489,535

Non-GAAP Financial Measures and Reconciliation

Adjusted INCOME FROM OPERATIONS

	For the Six Months Ended June 30,
	2025	2026	2026
	JPY	JPY	US$
INCOME FROM OPERATIONS	67,929,244	92,309,685	567,676
Plus: acquisition-related costs(a)	-	47,365,619	291,284
Adjusted INCOME FROM OPERATIONS	67,929,244	139,675,304	858,960

(a)	Represents acquisition-related costs incurred in connection with the Company’s acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of the Company’s core operating performance.